DLA Piper LLP (US) 1251 Avenue of the Americas New York, NY 10020-1104 www.dlapiper.com Christopher C. Paci Christopher.paci@dlapiper.com T 212.335.4970 F 212.884.8470

November 15, 2013	OUR FILE NO. 378173-000005

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, DC 20549

Attention: Barbara C. Jacobs

Re:	Globant S.A.
Amendment No. 1 to Registration Statement on Form F-l
Filed September 27, 2013
File No. 333-190841
CF No. 29924

Dear Ms. Jacobs:

This letter is submitted on behalf of Globant S.A., a corporation (société anonyme) organized under the laws of the Grand Duchy of Luxembourg (the “Company” or the “Registrant”), to the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the filing, as an exhibit to the registration statement on Form F-1 of the Company filed with the Commission on August 27, 2013, as amended by Amendment No. 1 filed on September 27, 2013 (File No. 333-190841) (the ‘Registration Statement”), of that certain Stock Purchase and Subscription Agreement, dated as of December 27, 2012, among the Company, the selling shareholders named therein (the “Selling Shareholders”) and WPP Luxembourg Gamma Three S.à.r.l. (“WPP”) (the “Stock Purchase and Subscription Agreement”).

Further to the telephone discussion of November 6, 2013 between the undersigned and the Staff, the Company respectfully asks that the Staff not object to the treatment by the Company of the WPP Agreement (as defined below) as a “material plan of acquisition, disposition, reorganization, readjustment, succession, liquidation or arrangement” pursuant to Item 601(b)(2) of Regulation S-K for purposes of filing as an exhibit to the Registration Statement, for the reasons set forth below.

Background

On December 27, 2012, the Selling Shareholders, the Company and WPP entered into the Stock Purchase and Subscription Agreement. Pursuant to the Stock Purchase and Subscription Agreement, on that same date the Selling Shareholders sold to WPP 65,497,793 of the Company’s shares, on a pro rata basis to their existing ownership, for aggregate consideration of $66.7 million (the “Shareholder Disposition”), and on January 15, 2013, the Company issued and sold to WPP 6,331,665 newly issued shares of the Company for consideration of $6.5 million (the “Company Sale”). In accordance with the provisions of the Stock Purchase and Subscription Agreement, the Company applied the proceeds of the $6.5 million purchase price paid by WPP for the shares sold by the Company to retire 20% of the existing options to acquire the Company’s shares held by certain of its employees and by Endeavor Global Inc., an affiliate of one of the Selling Shareholders (the “Options Retirement” and, together with the Shareholder Disposition and the Company Sale, the “WPP Transactions”).

United States Securities and Exchange Commission

November 15, 2013

Concurrently with entering into the Stock Purchase and Subscription Agreement, the parties also entered into a joinder agreement pursuant to which WPP agreed to be bound by the terms of the shareholders agreement among the existing shareholders of the Company (as amended and supplemented by the provisions set forth in such joinder agreement) (the “Joinder Agreement”). Among other things, the Joinder Agreement provides to WPP certain anti-dilution rights with respect to new issuances of common shares, share splits or combinations. In addition, the Joinder Agreement confers upon WPP the right to designate a representative to serve on the Company’s board of directors, as well as an observer.

The parties also entered into a Price Reset Agreement (the “Price Reset Agreement” and together with the Stock Purchase and Subscription Agreement and the Joinder Agreement, the “WPP Agreement”) that provides for an adjustment to the effective entry price paid by WPP for the shares purchased by it from the Selling Shareholders under certain circumstances through the mechanism of share transfers between the Selling Shareholders, on the one hand, and WPP, on the other. Specifically, the parties agreed that, upon consummation of the Company’s public offering at any time prior to June 27, 2014, if the initial public offering price is lower than 125% of the per share purchase price paid by WPP (as may be adjusted by applicable anti-dilution rights), then the Selling Shareholders will transfer to WPP a number of additional Globant common shares held by them so as to provide to WPP an effective entry price per share equal to an amount no greater than 80% of the initial public offering price. If, however, the initial public offering price is higher than 125% of the per share purchase price paid by WPP (as the same may be adjusted by applicable anti-dilution rights), then WPP will deliver to the Selling Shareholders a number of common shares acquired by it so that its effective entry price per share is an amount not less than 80% of the initial public offering price. (This adjustment to the effective entry price is referred to in this letter as the “Entry Price Adjustment”.)

As a combined result of the WPP Transactions, WPP acquired 20% of the Company’s issued share capital on a fully diluted basis. In addition, WPP appointed a representative to the board of directors of the Company.

Item 601(b)(2) of Regulation S-K

Item 601(b)(2) of Regulation S-K requires the filing as an exhibit to the registration statement of “any material plan of acquisition, disposition, reorganization, readjustment, succession, liquidation or arrangement and any amendments thereto described in the statement or report.”

United States Securities and Exchange Commission

November 15, 2013

Further, Item 601(b)(2) states that any “[s]chedules (or similar attachments) to these exhibits shall not be filed unless such schedules contain information which is material to an investment decision and is not otherwise disclosed in the agreement or the disclosure document.”

Finally, Item 601(b)(2) provides that “[t]he plan filed shall contain a list briefly identifying the contents of all omitted schedules, together with an agreement to furnish supplementally a copy of any omitted schedule to the Commission upon request.”

Discussion

The consummation of the WPP Transactions effected a significant readjustment of the Company’s share ownership and its shareholder base because, with the entry of WPP into the shareholder group as a 20% shareholder in the Company, each existing shareholder’s and optionholder’s equity interest in the Company was reduced by a pro rata amount. The following table shows the number of shares owned, options held and percentage equity interest held by each of the Selling Shareholders and by the optionholders as a group before and after the consummation of the WPP Transactions:

	Globant S.A. shares owned
	Before WPP Transaction		After WPP transaction
Shareholders	Number	Percent	Number	Percent
Riverwood Capital LLC	86,495,147	23.6545%	69,196,118	18.9249%
Endeavor Global Inc.	3,411,337	0.9329%	2,729,070	0.7464%
Paldwick S.A.	24,277,200	6.6393%	19,421,760	5.3118%
Martin Umaran	22,576,547	6.1742%	18,061,238	4.9397%
Martin Migoya	23,873,320	6.5288%	19,098,656	5.2234%
Guibert Englebienne	23,873,320	6.5288%	19,098,656	5.2234%
Nestor Nocetti	23,873,320	6.5288%	19,098,656	5.2234%
Riverwood Capital Partners (Parallel - B) L.P.	9,449,995	2.5844%	7,559,996	2.0676%
Riverwood Capital Partners L.P.	23,409,071	6.4019%	18,727,257	5.1219%
Riverwood Capital Partners (Parallel - A) L.P.	8,070,648	2.2071%	6,456,518	1.7658%
FTVentures III, L.P.	74,158,144	20.2806%	59,326,515	16.2256%
FTVentures III-N, L.P.	4,020,921	1.0996%	3,216,737	0.8798%
WPP Luxembourg Gamma Three S.à.r.l.	Nil	Nil	71,829,458	19.6452%

All Stock Option Holders taken as a group	38,170,879	10.4389%	31,813,727	8.7010%

total	365,659,849	100.0000%	365,634,362	100.0000%

United States Securities and Exchange Commission

November 15, 2013

With respect to corporate governance, the size of the Company’s board of directors was increased in order to accommodate the appointment of a representative nominated by WPP to the board. In addition, the joinder agreement provides to WPP certain anti-dilution rights with respect to new issuances of common shares by the Company, share splits or combinations.

Finally, the Entry Price Adjustment may, depending on whether the initial public offering price in the Company’s initial public offering is lower or higher than 125% of the per share purchase price paid by WPP (as may be adjusted by applicable anti-dilution rights) on December 27, 2012 and January 15, 2013, result in a future readjustment of the share transfers between the Selling Shareholders and WPP that occurred on December 27, 2012.

Based on the above, the Company respectfully submits that the WPP Agreement in its entirety constitutes a material plan of acquisition, disposition, reorganization and readjustment, within the meaning of Item 601(b)(2) of Regulation S-K, of the share ownership of the Company. The Company has disclosed all material information relating to the WPP Agreement in the Registration Statement under “Related Party Transactions – Private Placements--WPP Investment in Globant” and investors will be able to refer to the full text of the WPP Agreement when filed as an exhibit. The Company further submits that the exhibits and schedules to the WPP Agreement do not contain information which is material to an investment decision and is not otherwise disclosed in the agreement or the disclosure document.

Conclusion

For the foregoing reasons, the Company respectfully requests that the Staff not object to the Company filing the WPP Agreement as an exhibit to the Registration Statement pursuant to Item 601(b)(2) of Regulation S-K. As required by Item 601(b)(2), the Company undertakes to file with the WPP Agreement a brief list identifying the content of any omitted exhibits and schedules thereto together with an agreement to supplementally furnish a copy of any omitted exhibit or schedule to the Commission upon request.

* * *

United States Securities and Exchange Commission

November 15, 2013

If you should have any questions concerning the foregoing matters or the enclosed documents, please contact the undersigned at (212) 335-4970.

Very truly yours,

DLA Piper LLP (US)

Christopher C. Paci

Partner

Enclosures

cc:	Martin Migoya

Alejandro Scannapieco

S. Todd Crider

Kirsten Davis